EXHIBIT 4.10

Mr R.A. Henstra 18 October 2004	Corus 30 Millbank London SW1P 4WY United Kingdom Philippe Varin Chief Executive

PRIVATE & PERSONAL

Dear Rauke,

I am pleased to confirm that the Remuneration Committee has reviewed your salary in relation to your current responsibilities and the performance of the Strip Products Division end has approved that your salary will be increased to Euro 460,000 per annum with effect from 1 October 2004.

Your pensions cap allowance will also increase from Euro 16,000 to Euro 24.000 per annum with effect from 1 October 2004.

Yours sincerely,

P Varin

Chief Executive

Mr A. Henstra

13 May 2004

PRIVATE AND PERSONAL

Dear Rauke,

I am pleased to offer you an appointment as Division Director — Strip Products, reporting to the Chief Operating Officer, Mr SI. Pettifor.

In this capacity you will also be a formal member of the Executive Committee and you will be expected to attend Executive Committee meetings, which are normally held at the Millbank Offices in London. Your normal work base will be in lJmuiden, the Netherlands, but you will be required to travel to the UK and elsewhere as necessary to fulfil your duties.

The appointment is effective from 1 April 2004, at a salary of Euro E 400,000 per annum, which will next be reviewed from 1 January 2005.

Under this appointment an annual bonus will be payable to you, accruing on a day to day basis, under the Executive Committee Members Bonus Scheme from time to time in force as applied to a director with your responsibilities. Annual bonus payments, if any, will be dependent upon the achievement of the relevant business objectives. The business objectives to be achieved and the parameters according to which the amount of the bonus (if any) will vary will be set by the Board or a duly authorised Committee of the Board. The Executive Committee Members’ Bonus Scheme for 2004 will be applied to you for the whole of this calendar year. The maximum potential bonus under this scheme is 60% of your basic salary earnings during 2004, and half of any bonus achieved will be payable in cash, through payroll, with the other half due In deferred shares. Details of the Executive Committee Members’ Bonus Scheme and the targets for 2004 will be communicated to you separately.

The company will arrange for your pensionable salary under the Stichting Pensoenfonds Hoogovens (SPH) to be increased with effect from 1 April 2004 to € 300,000 per annum. Thereafter increases in your pensionable salary will be in line with the rules of the SPH scheme. In addition, with effect from 1 April 2004 you will be paid gross, through the payroll, a monthly pension cap allowance equivalent to 15% of the difference between your pensionable salary In SPI-I and your actual base salary. Initially this pension cap allowance will be € 15,000 per annum, gross. It will be adjusted annually, with effect from 1 January each year, in the light oil changes in the level of your pensionable salary in SPH and your actual base salary.

With effect from 1 April2004 you will no longer be required to pay the standard deduction for your company car or to make the additional contributions for your current car. When you are next due to renew your car under the company’s car scheme you will be entitled to a leased oar where the official list purchase price of the vehicle is not more than the limit at that time established for members of the Executive Committee based in the Netherlands.

The legally binding amendments to your existing terms and conditions of employment with Corus Nederland Services BV will be confirmed to you in a separate letter.

If the foregoing is acceptable will you please signify your agreement by completing the note at the end of the enclosed duplicate copy of this letter and returning it to Dick Mobbs, Group Compensation & Benefits at Corby.

Please note the salary increase outlined in this letter will be Implemented through payroll, with effect from the date of appointment, following receipt of your signed acceptance by Group Compensation & Benefits.

Yours sincerely,

P Varin

Chief Executive